23002825

SEC Mail Processing

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68732

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SGI Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 Penn Plaza, Suite 1400
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Schupak	212-582-4210	as@sgic-securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Buchbinder Tunick & Company LLP
(Name – if individual, state last, first, and middle name)

150 Clove Road	Little Falls	NJ	07424
(Address)	(City)	(State)	(Zip Code)

9/29/2015	6189
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Schupak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SGI Securities LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President

[signature]
Notary Public

MARY E. BUTLER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CO6227430
Qualified in New York County
Commission Expires August 30, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SGI SECURITIES LLC

December 31, 2022

SGI SECURITIES LLC
December 31, 2022

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition as of December 31, 2022	2
Statement of Operations and Changes In Member's Equity for the Year Ended December 31, 2022	3
Statement of Cash Flows for the Year Ended December 31, 2022	4
Notes to Financial Statement	5-6
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	7
Schedule II - Explanation Regarding Exemption from the Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission	8
Report of Independent Registered Public Accounting Firm	9
SGI Securities LLC's Exemption Report	10

BUCHBINDER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SGI Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SGI Securities LLC as of December 31, 2022, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of SGI Securities LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SGI Securities LLC's management. Our responsibility is to express an opinion on SGI Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SGI Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Explanation Regarding Exemption from the Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of SGI Securities LLC's financial statements. The supplemental information is the responsibility of SGI Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLC
We have served as SGI Securities LLC's auditor since 2011.

Little Falls, New Jersey
February 27, 2023

SGI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS	
Cash	$ 11,539
Other Assets	652
TOTAL ASSETS	**$ 12,191**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts Payable	$ 1,412
MEMBER'S EQUITY	10,779
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 12,191**

The accompanying notes are an integral part of these financial statements

SGI SECURITIES LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
December 31, 2022

FEE REVENUE	$ 2,500
OPERATING EXPENSES	
Professional Fees	30,836
Rent	24,000
Office Supplies	1,200
Other Expenses	2,871
TOTAL OPERATING EXPENSES	58,907
NET LOSS	(56,407)
Member's equity, beginning of year	21,403
Member's contributions	45,783
Member's withdrawals	-
Member's equity, end of year	$ 10,779

The accompanying notes are an integral part of these financial statements

SGI SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (56,407)
Increase in other assets	(652)
Increase in accounts payable	106
Net cash used in operating activities	(56,953)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's Contributions	45,783
Member's Withdrawals	-
Net cash provided by financing activities	45,783
Net decrease in cash	(11,170)
Cash beginning of year	22,709
Cash end of year	$ 11,539

The accompanying notes are an integral part of these financial statements

SGI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

SGI Securities LLC (formerly known as SGI Cambium Securities) (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"), as amended, and has been a member of the Financial Industry Regulatory Authority ("FINRA") since June, 2011. The Company is registered in the state of New York to do business in the private placement of securities. The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA. The Company's primary sources of revenue are from fees generated in connection with the areas of private placements and debt offerings.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company accounts for revenue earned from contracts with clients for services under ASC Topic No. 606 "Revenue from Contracts with Customers" ("ASC 606").

Fee revenue. The company provides advisory services to customers. The Company believes the performance obligation is satisfied at the time of payment because the payments are tied to the utilization of services over specific time periods covered by the fee income or are connected to and paid contemporaneously with the completion of transactions.

INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2022 the Company had aggregate indebtedness of $1,412 and exceeded the minimum net capital requirements. At December 31, 2022, the Company had net capital, as defined, of $10,127, which was $5,127 in excess of its required minimum net capital of $5,000, and $4,127 in excess of its early warning required net capital.

SGI SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE C - STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly, does not claim exemption from preparing computations as defined in that rule.

The Company files an exception report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE D - EXPENSE AGREEMENT- RELATED PARTY

The Company has an Expense Sharing Agreement (ESA) with its sole member whereby member agrees to fund overhead and operation expenses. In 2022, $45,783 was contributed in accordance with the ESA by its sole member. The agreement allows for reimbursement to the Member, from time to time, at Company's discretion.

NOTE E - CASH AND CASH EQUIVALENTS

The Company considers all highly liquid unrestricted investments with original maturities of three months or less when purchased to be Cash Equivalents.

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, the date of these financial statements through February 27, 2023 the date these financial statements were available for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statements.

NOTE G - COMMITMENTS, CONTINGENCIES OR GUARANTEES

The Company is not aware of any commitments, contingencies or guarantees not otherwise disclosed.

SGI SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2022

Total member's equity from Statement of Financial Condition	$	10,779
Net Capital	$	10,127
Minimum net capital required per 15c3-1(a)(2)	$	5,000
Aggregate indebtedness from Statement of Financial Condition	$	1,412
Ratio of aggregate indebtedness to net capital		13.94%
Debt-equity ratio computed in accordance with 15c3-1(d)		0.00%

Note:
After the filing of the unaudited Form X-17-A-5, Part IIA, the Company recorded an accrued expense of $850 for professional fees performed during 2022. See below for reconciliation between the unaudited filing and the financial statements:

Total ownership equity per unaudited Form X-17-A-5, Part IIA filing	$	11,629
Less: Increase in professional fee expense		(850)
Total member's equity from Statement of Financial Condition	$	10,779
Aggregate indebtedness per unaudited Form X-17-A-5, Part IIA filing	$	562
Plus: Increase in accounts payable for professional fee accrual		850
Aggregate indebtedness from Statement of Financial Condition	$	1,412
Net Capital per unaudited Form X-17-A-5, Part IIA filing	$	10,977
Less: Increase in aggregate indebtedness		(850)
Net Capital per Financial Statements	$	10,127

SGI SECURITIES LLC

SCHEDULE II
EXPLANATION REGARDING EXEMPTION FROM THE RESERVE REQUIREMENT UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2022

The Company is exempt from the requirements of SEC Rule 15c3-3 and, therefore, does not prepare either the reserve requirement computation or information exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BUCHBINDER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SGI Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) SGI Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limited its business activities exclusively to receiving compensation for advisory services performed. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SGI Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SGI Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLC

Little Falls, New Jersey
February 27, 2023

SGI SECURITIES LLC

EXEMPTION REPORT
December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.

The Company is filing this exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company has limited its business activities exclusively to receiving compensation for advisory services performed; the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than the money received for advisory services performed; the Company did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022 without exception.

Andrew Schupak

1/24/23

Date

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

SGI SECURITIES LLC

December 31, 2022

SGI SECURITIES LLC
December 31, 2022

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition as of December 31, 2022	2
Notes to Financial Statement	3-4

BUCHBINDER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SGI Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SGI Securities LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SGI Securities LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SGI Securities LLC's management. Our responsibility is to express an opinion on SGI Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SGI Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLC
We have served as SGI Securities LLC's auditor since 2011.

Little Falls, New Jersey
February 27, 2023

150 Clove Road, 5th Floor • Little Falls, NJ 07424 • 862.496.6100

— With offices in New York and Maryland —

THIS PAGE IS FOR INTERNAL FILE RECORDS ONLY

BALANCE SHEET FOR PUBLIC INSPECTION IS PRESENTED ON NEXT PAGE

SGI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS	
Cash	$ 11,539
Other Assets	652
TOTAL ASSETS	**$ 12,191**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts Payable	$ 1,412
MEMBER'S EQUITY	10,779
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 12,191**

NET CAPITAL REQUIREMENT:

The Company is subject to the Securities ond Exchange Commission Uniform Net Capital Rule /Rule 15c3-1}, which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or$5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31. 2022 the Company had aggregate indebtedness of $1.412 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)/2)/i}. At December 31, 2022, the Company had net capital, as defined, of $10.127, which was $5,127 in excess of its required minimum net capital of $5,000, and $4.127 in excess of its early warning required net capital.

***The most recent audited Statement of Financial Condition place of availability for examination, is at the** principal office of SGI Securities LLC.*

The accompanying notes are an integral part of this financial statement

SGI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

SGI Securities LLC (formerly known as SGI Cambium Securities) (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"), as amended, and has been a member of the Financial Industry Regulatory Authority ("FINRA") since June, 2011. The Company is registered in the state of New York *to* do business in the private placement of securities. The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA. The Company's primary sources of revenue are from fees generated in connection with the areas of private placements and debt offerings.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company accounts for revenue earned from contracts with clients for services under ASC Topic No. 606 "Revenue from Contracts with Customers" ("ASC 606").

Fee revenue. The company provides advisory services to customers. The Company believes the performance obligation is satisfied at the time of payment because the payments are tied *to* the utilization of services over specific time periods covered by the fee income or are connected *to* and paid contemporaneously with the completion of transactions.

INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject *to* the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 *to* 1. At December 31, 2022the Company had aggregate indebtedness of $1,412 and exceeded the minimum net capital requirements. At December 31, 2022, the Company had net capital, as defined, of $10,127, which was $5,127 in excess of its required minimum net capital of $5,000, and $4,127 in excess of its early warning required net capital.

SGI SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE C -STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly, does not claim exemption from preparing computations as defined in that rule.
The Company files an exception report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE D - EXPENSE AGREEMENT- RELATED PARTY

The Company has an Expense Sharing Agreement (ESA) with its sole member whereby member agrees to fund overhead and operation expenses. In 2022, $45,783 was contributed in accordance with the ESA by its sole member. The agreement allows for reimbursement to the Member, from time to time, at Company's discretion.

NOTE E - CASH AND CASH EQUIVALENTS

The Company considers all highly liquid unrestricted investments with original maturities of three months or less when purchased to be Cash Equivalents.

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, the date of these financial statements through February 27, 2023 the date these financial statements were available for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statements.

NOTE G - COMMITMENTS, CONTINGENCIES OR GUARANTEES

The Company is not aware of any commitments, contingencies or guarantees not otherwise disclosed.